Filed pursuant to 424(b)(3)

Registration No. 333-184126

INDUSTRIAL PROPERTY TRUST INC.

SUPPLEMENT NO. 1 DATED SEPTEMBER 8, 2015

TO THE PROSPECTUS DATED AUGUST 19, 2015

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Property Trust Inc., dated August 19, 2015 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is as follows:

A.	To update disclosure in the “Suitability Standards” section of the Prospectus; and

B.	To update disclosure in the “Management” section of the Prospectus to reflect the addition of a new member of the board of directors.

A.	Update to the Suitability Standards Section

The following paragraph hereby updates and replaces the suitability standard required by the state of Maine on page iii of the Prospectus:

Maine—In addition to our suitability requirements, the Maine Office of Securities recommends that an investor’s aggregate investment in this offering and similar direct participation investments not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is that portion of net worth (total assets minus total liabilities) which consists of cash, cash equivalents and readily marketable securities.

B.	Updates to the Management Section

The “Management” section of the Prospectus is hereby supplemented by the following:

On September 2, 2015, based on the recommendation of the Nominating and Corporate Governance Committee of our board of directors, our board of directors determined to expand its size and to elect John S. Hagestad as its sixth member. Mr. Hagestad’s term as a director began on September 2, 2015, and he will serve as a director until our next annual meeting of stockholders or (if longer) until his successor is duly elected and qualifies. Our board of directors has determined that Mr. Hagestad qualifies as “independent” under the rules of the New York Stock Exchange and our charter. There are no understandings or arrangements between Mr. Hagestad and any other person pursuant to which he was selected as a director.

The following is biographical information regarding Mr. Hagestad:

Mr. Hagestad, age 68, is Senior Managing Director and co-founder of SARES●REGIS Group, a vertically integrated real estate development services company focusing on both commercial and residential real estate. Mr. Hagestad has served in this role since 1993 and is responsible for overseeing all of SARES●REGIS Group’s commercial activities which includes the development, investment and management divisions. Mr. Hagestad serves on SARES●REGIS Group’s Executive Management Committee, which approves all property acquisitions and investment decisions and provides strategic planning for the future. During his career, Mr. Hagestad has been responsible for the acquisition and development of over 85 million square feet of commercial, office and industrial property totaling more than $6 billion in value and SARES●REGIS Group is developing over 3 million square feet of industrial property annually. In 1972, he joined the Koll Company as a Vice President for project acquisition and development. Three years later he joined The Sammis Company as a founding partner responsible for all matters of finance and administration, with emphasis on lender and partner relationships. In 1990, Mr. Hagestad became President and Chief Executive Officer of the SARES Company (the successor to The Sammis Company), where he was instrumental in its merger with The Regis Group to create the SARES●REGIS Group in 1993. Mr. Hagestad is a Certified Public Accountant and holds a bachelor’s degree in Business Administration and a master’s degree in Finance from the University of Southern California. He is a trustee of the Urban Land Institute, a member of the Marshall School of Business Board of Leaders at the University of Southern California, the UCI Center for Real Estate, The Fisher Center for Real Estate and Urban Economics at UC Berkeley and the Real Estate Roundtable. He is also on the Board of Trustees / Directors for the Cystinosis Research Foundation and California Republic Bank.

Mr. Hagestad has been appointed to serve as a member of our board of directors’ Audit Committee and Investment Committee. Mr. Hagestad is entitled to the same compensation as the other independent members of our board of directors. Our independent directors are paid a quarterly fee of $8,750, as well as $2,500 for each board of directors or committee meeting attended in person or by telephone. All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attending meetings of our board of directors or any committee. On September 4, 2015, we issued 5,000 Class A shares of our common stock to Mr. Hagestad, pursuant to the terms of our equity incentive plan. As Mr. Hagestad was appointed to our board of directors subsequent to our annual meeting of stockholders held in 2014, he received, on September 4, 2015, a pro rata Annual Award of $10,000 in restricted Class A shares of our common stock, based on the pro rata portion of the year for which he will serve as an independent director. The restricted stock issued pursuant to the Annual Award will vest on the earliest of the following: (i) the date that is one year following the grant date; (ii) the day immediately before our subsequent annual meeting of stockholders; (iii) the date of termination of service as a director due to death or “permanent and total disability” (as defined under Section 22(e)(3) of the Internal Revenue Code); or (iv) immediately before and contingent upon the occurrence of a change in control (as defined in the equity incentive plan). In connection with each of the Annual Award and the initial award of 5,000 Class A shares, we and Mr. Hagestad entered into a Director Stock Grant Agreement.